December 20, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D,C. 20549

Attention:  Jay Mumford

Re:	Stereotaxis, Inc. Registration Statement on Form S-3 (No. 333-129629)

Dear Mr. Mumford:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to December 22, 2005, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

In addition, the registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•

the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert J. Endicott at (314) 259-2447 if you have any questions or comments. Thank you for your continued assistance.

Very truly yours,

STEREOTAXIS, INC.

By:	/s/ James M. Stolze
Name: James M. Stolze
Title: Vice President and Chief Financial Officer

Cc:  Robert J. Endicott
       James L. Nouss, Jr.

Stereotaxis, Inc. · 4041 Forest Park Avenue · St. Louis, MO · 63108 · (314) 615-6940 · (314) 615-6948 Fax